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SE(16003268   SION

SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66908

FEB 25 2016

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington DC
409

REPORT FOR THE PERIOD BEGINNING   __January 1, 2015__   AND ENDING   __December 31, 2015__
                                                     Date   Date

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A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: __Transnational Capital Corp.__

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__420 Lexington Avenue, Suite 300__
(No. and Street)

__New York__   __New York__   __10170__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__Ivy Fredericks__   __973-467-1223__
                                                                            (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__FRIEDMAN LLP__
(Name - *if individual, state last, first, middle name*)

__100 Eagle Rock Avenue Suite 200__	__East Hanover__		__New Jersey__	__07936__
(Address)	(City)		(State)	(Zip Code)

CHECK ONE

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

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FOR OFFICIAL USE ONLY

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*   *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Ivy Fredericks__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Transnational Capital Corp.__

as of __December 31, 2015__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TRANSNATIONAL CAPITAL CORP.

TABLE OF CONTENTS

FRIEDMAN LLP®
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Transnational Capital Corp.

We have audited the accompanying statement of financial condition of Transnational Capital Corp., as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Transnational Capital Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transnational Capital Corp. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Transnational Capital Corp.'s financial statements. The supplemental information is the responsibility of Transnational Capital Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
February 19, 2016

1

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501   friedmanllp.com

Your livelihood, empowered.   An Independent Member Firm of DFK with offices worldwide. DFK

TRANSNATIONAL CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Cash and cash equivalents	$	14,368
Prepaid expenses		1,217
Other receivable		18,066
Security deposit		4,206
	$	37,857

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	11,451

Stockholder's equity

Common stock		
Class A, voting - 200 shares authorized, issued and outstanding, at stated value		25,000
Additional paid-in capital		163,181
Accumulated deficit		(161,775)
		26,406
	$	37,857

See notes to financial statements.

TRANSNATIONAL CAPITAL CORP.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2015

Revenue		
Consulting fees	$	35,000
Other income		33,200
		68,200
Operating expenses		
General and administrative		29,020
Travel and entertainment		703
Rent		27,724
Commissions		31,500
		88,947
Net loss	$	(20,747)

See notes to financial statements.

TRANSNATIONAL CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2015

	Common Stock		Additional Paid-in Capital		Accumulated Deficit		Total Stockholder's Equity	
Balance at January 1, 2015	$	25,000	$	133,181	$	(141,028)	$	17,153
Net loss		-		-		(20,747)		(20,747)
Capital Contributions		-		30,000		-		30,000
Balance at December 31, 2015	$	25,000	$	163,181	$	(161,775)	$	26,406

See notes to financial statements.

4

TRANSNATIONAL CAPITAL CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities		
Net loss	$	(20,747)
Adjustments to reconcile net loss to net cash		
used in operating activities		
Depreciation		828
Changes in assets and liabilities		
Accounts receivable		(18,066)
Accounts payable and accrued expenses		(457)
Net cash used in operating activities		(38,442)
Cash flows from financing activities		
Capital contributions		30,000
Net decrease in cash and cash equivalents		(8,442)
Cash and cash equivalents, beginning of year		22,810
Cash and cash equivalents, end of year	$	14,368

See notes to financial statements.

TRANSNATIONAL CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Transnational Capital Corp. (the "Company") was organized under the laws of the state of New York on February 7, 2005. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and secures financing and offers financial advisory services.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash
The Company's cash balances are maintained at one financial institution. Balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents
The Company defines cash and cash equivalents as cash, money market accounts and short-term highly liquid investments having maturities of 90 days or less from their acquisition date.

Revenue Recognition
Consulting revenue includes fees earned from securing financing and financial advisory services. Nonrefundable advances received for consulting services are recorded as consulting income when services are rendered. Contingency fees are recognized at the time the financing is placed and the income is reasonably determinable.

Other income of $30,000 was related to an arbitration settlement from GBP Financial Solutions, LLC ("GBP") for uncollected consulting fees not previously recognized. As part of the settlement agreement, GBP is required to make monthly payments to Transnational Capital Corp. for the period January 2015 through April 2017. The Company received $12,000 in payments from GBP and recorded the remaining $18,000 as other receivable for the year ended December 31, 2015.

Income Taxes
The Company has elected to be taxed as an S-Corporation for Federal and state income tax purposes and, accordingly, no provision has been made for such income taxes. The stockholder's allocable share of the Company's income or loss is reportable in their income tax returns. Provisions are made for New York State S Corporation franchise tax and New York City general corporation tax, as applicable.

6

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs
Advertising costs, which are expensed as incurred, totaled approximately $451 for the year ended December 31, 2015.

2- MAJOR CUSTOMERS

The Company earned consulting fees from two customers, accounting for 43% and 57% of total consulting fees, respectively.

3- REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined. At December 31, 2015, the Company had net capital of $2,917, which was under the requirements by $(2,083). The ratio of aggregate indebtedness to net capital was 3.93 to 1.

Pursuant to SEC Rule 17a-11(b) the Securities and Exchange Commission was notified of the deficiency. The deficiency occurred from December 31, 2015 through January 20, 2016. In January, a $25,000 capital contribution was made to correct the deficiency which was the result of certain accruals that were not recorded at December 31, 2015. During the time of the deficiency, there was no customer activity nor customer exposure.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As December 31, 2015

TRANSNATIONAL CAPITAL CORP.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

Computation of net capital		
Total stockholder's equity	$	26,406
Deductions and/or charges		
Non-allowable assets		
Prepaid expenses		1,217
Other receivable		18,066
Security deposit		4,206
Net capital	$	2,917
Computation of aggregate indebtedness		
Accounts payable and accrued expenses includable		
in aggregate indebtedness	$	11,451
Aggregate indebtedness	$	11,451
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	763
Minimum dollar requirement		5,000
Net capital requirement		
(greater of minimum net capital or dollar requirement)	$	5,000
Net capital deficiency	$	(2,083)
Excess net capital at 1000 percent	$	-
Ratio: aggregate indebtedness to net capital		3.93 to 1
Reconciliation with Company's computation (included in Part II of		
Form X-17A-5 as of December 31, 2015		
Net Capital, as reported in the Company's Part II (unaudited) Focus Report	$	13,917
Increases(decreases) resulting from December 31, 2015 audit adjustments, net		(11,000)
Net capital, as included in this report	$	2,917

See report of independent registered
public accounting firm.   8

FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Transnational Capital Corp.

We have reviewed management's statements, included in the accompanying Statement of Exemption Report From SEC Rule 15c3-3, in which (1) Transnational Capital Corp. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
February 19, 2016

9

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501   friedmanllp.com

Your livelihood, empowered.   An Independent Member Firm of DFK with offices worldwide. DFK

Assertions Regarding Exemption Provisions

I, as member of management of Transnational Capital Corp. ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i) who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Transnational Capital Corp.".

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2015 through December 31, 2015.

Transnational Capital Corp.

By:

Ivy Fredericks, President

February 16, 2016

TRANSNATIONAL CAPITAL CORP.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
FORM X-17A-5
PART III

SEC FILE NO. 8-66908

YEAR ENDED DECEMBER 31, 2015